AMARC PREPARES TO DRILL MAJOR TARGET AT ITS HUBBLE PROJECT,
NEAR BLACKWATER, BRITISH COLUMBIA

January 18, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that an Induced Polarization (IP) ground geophysical survey has delineated a significant chargeability anomaly with excellent potential to represent an important sulphide system at its 100% owned Hubble Project, south-central British Columbia. The 140 square kilometre Hubble property lies within the emergent Blackwater gold district.

Amarc initiated a regional program at Hubble in 2011, undertaking approximately 370 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical surveying from which epithermal gold-silver and gold-copper porphyry-type targets were identified for field follow-up.

An IP ground geophysical survey has identified an important target over three square kilometres in extent. Drill permit applications have been submitted to the provincial government in order to test this new target for potential gold and/or copper deposits. Amarc plans to drill test the target when permits are received. A location map and other information regarding Hubble Project are available on Amarc's website at http://www.amarcresources.com/ahr/MapsFigures.asp.

"We are encouraged by the sizeable high-quality IP chargeability anomaly delineated by our field teams on the Hubble property which lies within, what I believe, is the most exciting new gold belt in British Columbia,” confirmed Amarc Executive Chairman Bob Dickinson. “This new belt includes both the Newton gold project in the south and New Gold's six million ounce-plus, bulk tonnage gold discovery at Blackwater only a few kilometres from Hubble.”

Hubble lies approximately 35 kilometres northeast of New Gold's Blackwater deposit for which an Indicated Resource of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.30 g/t gold cut-off have been announced (New Gold website). New Gold acquired the Blackwater deposit from Richfield Ventures Corp. in June 2011 through a transaction valued at approximately $550 million (see New Gold news release April 4, 2011). In addition to the new Hubble target, Amarc recently announced the delineation of five major sulphide systems on its 100% owned, 800 square kilometre Galileo property located 16 kilometres west of New Gold’s Blackwater deposit (see Amarc news release November 29, 2011). The Galileo targets are also being readied for drill testing.

The Hubble property lies approximately 64 kilometres southwest of the town of Vanderhoof and 121 kilometres southwest of northern BC's regional hub city of Prince George. The region is characterized by subdued topography and is well served by existing transportation and power infrastructure along with a skilled workforce, which supports an active exploration industry.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo and Hubble properties, located to the west and east of New Gold’s Blackwater holdings where Induced Polarization ground geophysical surveys have identified six important scale anomalies.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.